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08026862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Oppenheimer & Co. Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oppenheimer & Co. Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Chief Executive Officer

Title

Notary Public

FRANCINE BARNA
NOTARY PUBLIC, State of New York
No. 01BA6130114
Qualified in Richmond County
Commission Expires July 5, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2007

Oppenheimer & Co. Inc. and Subsidiaries
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents		$ 25,065,124
Cash and securities (market value of $35,838,765) segregated under Federal and other regulations		39,795,912
Deposits with clearing organizations (includes securities with a market value of $6,472,632)		16,402,194
Receivable from brokers and clearing organizations		
Deposits paid for securities borrowed	$ 511,978,080	
Securities failed to deliver	38,625,900	
Omnibus accounts	17,671,789	
Clearing organizations	13,176,515	
Other	90,625,990	
Total receivable from brokers and clearing organizations		672,078,274
Receivable from customers		879,935,636
Securities owned at fair value		
Corporate and sovereign obligations	28,329,444	
Corporate equities and warrants	48,181,188	
State and municipal government obligations	25,339,673	
U.S. government and agency obligations	19,015,730	
Other	1,572,912	
Total securities owned		122,438,947
Exchange memberships at cost (market value - $3,827,100)		158,025
Office facilities, net		18,188,048
Notes receivable, net		44,922,845
Other assets		86,337,836
Total assets		$ 1,905,322,841

The accompanying notes are an integral part of this consolidated statement of financial condition.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition, continued
December 31, 2007

Liabilities and Stockholder's Equity		
Drafts payable		$ 56,925,109
Bank call loans		29,000,000
Payable to brokers and clearing organizations		
Deposits received for securities loaned	$ 757,694,080	
Securities failed to receive	49,504,089	
Clearing organizations	113,305	
Other	2,878,199	
Total payable to brokers and clearing organizations		810,189,673
Securities sold, but not yet purchased at fair value		
Corporate equities and warrants	5,146,962	
Corporate obligations	1,050,763	
U.S. government and agency obligations	2,326,711	
State and municipal government obligations	686,226	
Other	202,143	
Total securities sold, but not yet purchased		9,412,805
Payable to customers		448,349,416
Income taxes payable		26,540,984
Accrued compensation		143,046,156
Accounts payable and other liabilities		39,279,926
Subordinated borrowings		12,558,118
Total liabilities		1,575,302,187
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding	76,000	
Additional paid-in capital	217,670,952	
Retained earnings	113,631,634	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		330,020,654
Total liabilities and stockholder's equity		$ 1,905,322,841

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. ("Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Canadian public corporation. Oppenheimer is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, securities lending activities, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, Oppenheimer conducts business through two local broker-dealers in Latin America.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements of Oppenheimer include the accounts of Oppenheimer's wholly owned subsidiaries, Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities under the Act; Pace Securities, Inc. ("Pace"), Josephthal & Co Inc., Prime Charter Ltd., Old Michigan Corp. (formerly First of Michigan Capital Corporation) and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company"). The consolidated financial statements of the Company are reported in U.S. dollars.

This consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

All material intercompany transactions and balances have been eliminated in the preparation of the consolidated statement of financial condition.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements.

In presenting the consolidated statement of financial condition, management makes estimates regarding valuations of financial instruments, loans and allowances for doubtful accounts, the outcome of legal and regulatory matters, the carrying amount of goodwill, valuation of stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be different from these estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated financial statement follows:

Financial Instruments
Oppenheimer's financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees and long-term debt, which are carried at cost.

Where available, Oppenheimer uses prices from independent sources such as listed market prices, or broker or dealer price quotations. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. For instance, Oppenheimer generally assumes that the size of positions in securities that Oppenheimer holds would not be large enough to affect the quoted price of the securities if Oppenheimer were to sell them, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized upon disposition could be different from the current carrying value.

Securities owned, including those pledged and securities sold, but not yet purchased are recorded at estimated fair value on the consolidated statement of financial condition using quoted market or dealer prices, where available.

Investments, included in securities owned, which have a ready market are valued using quoted market or dealer prices. Investments with no ready market value are stated at estimated fair value as determined in good faith by management. Factors considered in valuing individual investments include available market prices, type of security, purchase price, purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results of the issuer, and other pertinent information. Management uses its best judgment in estimating the fair value of these investments. There are inherent limitations in any estimation technique. The fair value estimates presented herein are not necessarily indicative of an amount that Oppenheimer could realize in a current transaction. Because of inherent uncertainty of valuation, these estimated fair values do not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances and the differences could be material.

Loans and Allowances for Doubtful Accounts

Customer receivables, primarily consisting of margin loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Customer receivables are stated net of allowance for doubtful accounts (unsecured or partially secured receivables from customers.)

Oppenheimer also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with Oppenheimer and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves

Oppenheimer records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; specifically in the case of client litigation, the amount of the loss in the client's account and the possibility of wrongdoing, if any, on the part of an employee of Oppenheimer; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law as well as the timing of the resolution of such matters. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill
Goodwill arose upon the acquisitions of Old Michigan Corp., Josephthal & Co. Inc. and Grand Charter Group. Goodwill is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its carrying amount. Goodwill recorded as at December 31, 2007 has been tested for impairment and it has been determined that no impairment has occurred. At December 31, 2007, goodwill was carried at $10,788,000 and is included in other assets.

Share-Based Compensation Plans
Oppenheimer employees participate in the Parent's share-based compensation plans. Oppenheimer estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. Key input assumptions used to estimate the fair value of share-based awards include the expected term, the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

Income Taxes
Oppenheimer estimates taxes payable and records income tax reserves. These reserves are based on historic experience and may not reflect the ultimate liability. Oppenheimer monitors and adjusts these reserves as necessary.

Brokerage Operations
Customers' securities and commodities transactions are reported on a settlement date basis, which is generally three business days after trade date for securities transactions and one day for commodities transactions.

Transactions in proprietary securities are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are reported at fair value generally based upon quoted prices.

Cash and Cash Equivalents
Oppenheimer defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables From/Payables to Brokers and Clearing Organizations
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require Oppenheimer to deposit cash or other collateral with the lender. Oppenheimer receives cash or collateral in an amount generally in excess of the market value of securities loaned. Oppenheimer monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Notes Receivable
Oppenheimer had notes receivable, net, from employees of $44,922,845 at December 31, 2007. The notes are recorded in the consolidated statement of financial condition at face value of $84,708,000, less accumulated amortization and reserves of $33,501,131 and $6,284,024

respectively, at December 31, 2007. These amounts represent recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of Oppenheimer's overall growth strategy. These loans are generally forgiven over a service period of 3 to 5 years from the initial date of the loan or based on productivity levels of employees and all such notes are contingent on their continued employment with Oppenheimer. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. Management monitors and compares individual financial advisor production to each loan issued to ensure future recoverability.

Office Facilities
Office facilities are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of furniture, fixtures, and equipment is provided on a straight-line basis generally over three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized on a straight-line basis over the life of the applicable lease.

Drafts Payable
Drafts payable represent amounts drawn by Oppenheimer against a bank.

Income Taxes
Oppenheimer accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. Management has evaluated its tax positions for the year ended December 31, 2007 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2007.

Share-Based Payments
Oppenheimer has stock-based compensation plans. In December 2004, the Financial Accounting Standards Board issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation", SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) requires that share-based payments be accounted for at fair value. Oppenheimer commenced expensing stock-based compensation awards on January 1, 2006 using the 'modified prospective method'. Under that method, the provisions of SFAS No. 123(R) are applied to remaining unvested share-based awards outstanding at December 31, 2005 as well as to share-based awards granted subsequent to adoption.

New Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, which provides expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. In addition, SFAS 157 prohibits recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted. The Company has determined that adoption of SFAS 157 will not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 provides entities with the option to mitigate volatility in reported earnings by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. In addition, SFAS 159 allows entities to measure eligible items at fair value at specified election dates and to report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted provided that the entity also elects to apply the provisions of SFAS 157. The Company has determined that adoption of SFAS 159 will not have a material impact on its consolidated financial statements.

3. Bank Call Loans

Bank call loans, primarily payable on demand, are collateralized by firm and customer securities with a market value of approximately $21,936,000 and $38,022,000, respectively, at December 31, 2007 and are primarily with two U.S. banks. See Note 11.

4. Subordinated Borrowings

The subordinated loans are payable to the Company's immediate parent, E.A. Viner International Co. ("Viner"). These loans are due: $3,850,000, November 29, 2008; $7,088,118, December 31, 2008; and $1,620,000, June 25, 2009 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

5. Regulatory Requirements

Oppenheimer and Freedom are subject to the uniform net capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 ("the Rule"). Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to 2% of aggregate customer related debit items, as defined. At December 31, 2007, Oppenheimer had net capital of $190,620,220 which exceeded required net capital by $167,458,793. Freedom computes its net capital requirements under the

basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, Freedom had net capital of $7,482,115, which was $7,232,115, in excess of the $250,000 required to be maintained at that date.

At December 31, 2007, Oppenheimer and Freedom had $26,428,751 and $13,367,161, respectively, of cash and U.S. Treasury securities segregated under Federal and other regulations.

In accordance with the Securities and Exchange Commission's No Action Letter dated November 3, 1998, Oppenheimer has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2007. The Company had no deposit requirement as of December 31, 2007.

6. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values. Oppenheimer has pledged securities owned of approximately $1,282,000 as collateral to counterparties for securities loan transactions at December 31, 2007 which can be sold or repledged. Included in securities owned at December 31, 2007 are corporate equities with market values of approximately $15,443,000, which are related to deferred compensation liabilities to certain employees included in accrued compensation.

Also included in corporate equities in securities owned are investments with estimated fair values of approximately $5,744,000 at December 31, 2007 (restricted shares of NYSE Group Inc.)

7. Office Facilities

The components of office facilities at December 31, 2007 are as follows:

Furniture, fixtures and equipment	$ 52,590,747
Leasehold improvements	26,676,037
	79,266,784
Accumulated depreciation and amortization	(61,078,736)
	$ 18,188,048

8. Income Taxes

Oppenheimer is included in an affiliated group, which files a consolidated Federal income tax return. State and local income tax returns are filed either on a unitary or stand-alone entity basis depending on the state's requirements. Oppenheimer's income tax provision is computed on a separate company basis.

Deferred tax assets, net, which relate primarily to fixed assets and expenses not currently deductible for tax purposes, are included in other assets and amounted to $18,066,327 at December 31, 2007.

9. Employee Compensation Plans

Stock Options

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment", which is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123(R), requires share-based payment awards to be accounted for at fair value. Under SFAS No.

123(R), share-based compensation awards that require future service (i.e. are subject to a vesting schedule) are amortized over the relevant service period. The Company adopted SFAS No. 123(R) under the 'modified prospective method'. Under that method, the provisions of SFAS No. 123(R) are applied to remaining unvested share-based awards outstanding at December 31, 2005 as well as to share-based awards granted subsequent to adoption.

The Parent estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. The accuracy of this forfeiture rate is reviewed at least annually for reasonableness. Key input assumptions used to estimate the fair value of share-based awards include the exercise price of the award, the expected term, the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Parent believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating fair values of the Parent's outstanding unvested share-based awards as of January 1, 2006 as well as awards granted thereafter. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

The fair value of each award grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Grant Date Assumptions					
	2007	2006	2005	2004	2003	2002
Expected term (1)	5 years	5 years	5 years	5 years	5 years	5 years
Expected volatility factor (2)	39.67 %	26.57 %	23.50 %	21.08 %	22.61 %	27.49 %
Risk-free interest rate (3)	4.54 %	4.51 %	3.89 %	3.01 %	2.92 %	4.10 %
Actual dividends (4)	$ 0.40	$ 0.38	$ 0.36	$ 0.36	$ 0.36	$ 0.36

(1) The expected term was determined based on actual awards, typically five years.

(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Shares over a historical period commensurate to the expected term of the awards.

(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.

(4) Actual dividends were used to compute the expected annual dividend yield.

Equity Incentive Plan

Under the Parent's 2006 Equity Incentive Plan, adopted December 11, 2006 and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Compensation Committee of the board of directors of the Parent may grant options to purchase Class A Shares to officers and key employees of the Company and its subsidiaries. Options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant, and 25% six months before expiration.

Stock option activity under the EIP since January 1, 2007 is summarized as follows:

	Year Ended December 31, 2007	
	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	1,168,392	$ 27.93
Options granted	79,103	$ 34.99
Options exercised	(257,491)	$ 24.96
Options forfeited or expired	(10,529)	$ 24.79
Options outstanding, end of period	979,475	$ 29.32
Options vested, end of period	445,964	$ 28.96
Weighted average fair value of options granted		$ 13.45

The aggregate intrinsic value of options outstanding as of December 31, 2007 was approximately $12.8 million. The aggregate intrinsic value of options vested as of December 31, 2007 was approximately $6.0 million. The aggregate intrinsic value of options that are expected to vest is $5.9 million as of December 31, 2007.

On January 29, 2008 options on 225,136 Class A shares were awarded to new Oppenheimer employees.

Stock Appreciation Rights

Oppenheimer has awarded Oppenheimer stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from the end of the related fiscal year and will be settled in cash at vesting. Effective January 1, 2006, with the adoption of SFAS 123(R), OARs are being accounted for as liability awards and are being revalued on a monthly basis. The adjusted liability is being amortized on a straight-line basis over the vesting period.

The fair value of each OARs award was estimated as at December 31, 2007 using the Black-Scholes option-pricing model.

Grant Date	Number of OARs Outstanding		Strike Price	Remaining Contractual Life		Fair Value as at December 31, 2007
January 10, 2003	93,920	$	24.94	9 days	$	17.43
January 13, 2004	150,940	$	32.78	1 year	$	12.47
January 13, 2005	249,030	$	24.53	2 years	$	19.20
January 13, 2006	268,450	$	20.53	3 years	$	22.76
January 12, 2007	384,290	$	35.44	4 years	$	13.99
Total weighted average values	1,146,630	$	28.37	2.6 years	$	17.26

At December 31, 2007, all outstanding OARs were unvested. The aggregate intrinsic value of OARs outstanding as of December 31, 2007 was approximately $16.0 million. The aggregate intrinsic value of OARs that are expected to vest is $15.1 million as of December 31, 2007. The cumulative liability related to the OARs was $9.1 million as of December 31, 2007.

On January 10, 2008, 512,825 OARs were awarded to Oppenheimer employees related to fiscal 2007 performance.

Employee Share Plan

On March 10, 2005, the Parent approved the Oppenheimer & Co. Inc. Employee Share Plan ("ESP") for employees of the Parent and its subsidiaries resident in the U.S. to attract, retain and provide incentives to key management employees. The Parent's Compensation Committee may grant restricted stock awards pursuant to the ESP as a portion of employee compensation. Effective January 1, 2006, with the adoption of SFAS 123(R), ESP awards are being accounted for as equity awards and are valued at grant date fair value.

The Parent has awarded restricted Class A Shares to certain employees as part of their compensation package pursuant to the ESP. These awards are granted from time to time throughout the year based upon the recommendation of the Compensation Committee. These ESP awards are priced at fair value on the date of grant and typically require the completion of a service period (determined by the Compensation Committee). Dividends may or may not accrue during the service period, depending on the terms of individual ESP awards.

The following table summarizes the status of the Oppenheimer's non-vested ESP awards since December 31, 2006.

	Number of Class A Shares Subject to ESP Awards		Weighted Average Fair Value	Remaining Contractual Life
Non-vested beginning of period	104,264	$	23.36	2.3 years
Granted	46,855	$	34.14	2.0 years
Vested	(32,362)	$	26.11	-
Forfeited or expired	(7,952)	$	34.49	-
Non-vested end of period	110,805	$	26.32	2.2 years

At December 31, 2007, all outstanding ESP awards were unvested. The aggregate intrinsic value of ESP awards outstanding as of December 31, 2007 was approximately $4.7 million. The aggregate intrinsic value of ESP awards that are expected to vest is $4.5 million as of December 31, 2007.

In January, 2008, 417,363 restricted Class A Shares were awarded to Oppenheimer employees under the ESP. These restricted shares will be expensed over the vesting period (three years).

In January 2008, the Company issued 41,211 Class A Shares to certain Oppenheimer employees who had elected to take a portion of their year-end bonus in Class A Shares in lieu of cash under the ESP.

Defined Contribution Plan
Oppenheimer maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees may make voluntary contributions which may not exceed $15,500 per annum in 2007.

Supplemental Executive Retirement Program
Old Michigan Corp. sponsors an unfunded Supplemental Executive Retirement Program ("SERP"), which is a non-qualified plan that provides certain former officers additional retirement benefits. At December 31, 2007, benefits payable under the SERP were approximately $266,000.

Deferred Compensation Plans
Oppenheimer maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2007 of approximately $8.7 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. Oppenheimer maintains a company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a phantom investment portfolio held for this purpose. At December 31, 2007, Oppenheimer's liability with respect to the EDCP and DIP totaled $21.8 million and is included in accrued compensation on the consolidated statement of financial condition as at December 31, 2007.

In addition, Oppenheimer is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by Oppenheimer for this purpose. At December 31, 2007, the Company's liability with respect to this plan totaled $15.4 million.

10. Commitments and Contingencies

Oppenheimer has operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2019.

Future minimum rental commitments under such office and equipment leases as of December 31, 2007 are as follows:

Years Ended	Future Minimum Rentals
2008	$ 28,237,000
2009	26,040,000
2010	24,067,000
2011	21,094,000
2012	13,657,000
2013 and thereafter	33,769,000
	$ 146,864,000

Certain of these leases contain provisions for rent escalation based on increases in costs incurred by the lessor.

At December 31, 2007, Oppenheimer has collateralized and uncollateralized letters of credit for $260,200,000 in favor of Options Clearing Corporation. Collateral for these letters of credit include customer securities with a market value of approximately $353,700,000, deposited with two financial institutions.

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in lawsuits creating substantial exposure. The Company is also involved from time to time in governmental and self-regulatory agencies investigations and proceedings.

The Company is the subject of customer complaints, has been named as defendant or co-defendant in various lawsuits seeking, in total, substantial damages and is involved in certain governmental and self-regulatory agency investigations and proceedings. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established provisions for estimated losses from pending complaints, legal actions, regulatory investigations and proceedings. While the ultimate resolution of pending litigation and other matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, the Company has no reason to believe that the resolution of these matters will have a material adverse effect on its consolidated statement of financial condition. However, the Company's consolidated statement of financial condition could be materially affected during any period if liabilities in that period differ from prior estimates. The materiality of legal matters to the Company's future financial position depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

11. Collateralized Transactions

Oppenheimer's customer financing and securities lending activities require Oppenheimer to pledge customer securities as collateral for various financing sources such as bank loans and securities lending.

Oppenheimer monitors the market value of collateral held and the market value of securities receivable from others. It is Oppenheimer's policy to request and obtain additional collateral when

exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, Oppenheimer may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Securities Lending

Oppenheimer has received collateral of approximately $492,800,000 under securities borrow agreements of which Oppenheimer has repledged approximately $327,200,000 as collateral under securities loans agreements at December 31, 2007. Included in receivable from brokers and clearing organizations are receivables from three major U.S. broker-dealers totaling $311,500,000 at December 31, 2007.

Bank Call Loans

Oppenheimer obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand.

Margin Lending

Oppenheimer provides margin loans to its clients, which are collateralized by securities in their brokerage accounts. Oppenheimer monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary.

At December 31, 2007, Oppenheimer had approximately $1.4 billion of customer securities under customer margin loans that are available to be pledged of which Oppenheimer has repledged approximately $394,000,000 under securities loan agreements, approximately $353,700,000 as collateral for letters of credit, and approximately $38,022,000 with respect to bank call loans.

Securities Owned

Oppenheimer pledges its securities owned to collateralize securities lending and bank call loan transactions. The carrying value of pledged securities that can be sold or repledged by the counterparty was $1,281,960 as at December 31, 2007.The carrying value of securities owned by Oppenheimer that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral was $21,936,000 as at December 31, 2007.

12. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, Oppenheimer's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose Oppenheimer to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Oppenheimer is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. It is Oppenheimer's policy to periodically review, as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of Oppenheimer to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as Oppenheimer's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized on the balance sheet. Securities positions are monitored on a daily basis.

Oppenheimer's customer financing and securities lending activities require Oppenheimer to pledge customer securities as collateral for various financing sources such as bank loans and securities lending.

Mortgage-Backed Securities TBAs
Oppenheimer has some limited trading activities in pass-through mortgage-backed securities eligible to be sold in the "to-be-announced" or TBA market. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated statement of financial condition in securities owned and securities sold, but not yet purchased, respectively. The credit risk for TBAs is limited to the unrealized market valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Futures Contracts
Futures contracts represent commitments to purchase or sell securities at a future date and at a specified price. Credit risk and market risk exist with respect to these instruments. Credit risk associated with the contracts is limited to amounts recorded in the consolidated statement of financial condition. Notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk.

Fair values of Oppenheimer's financial instruments with off-balance sheet risk at December 31, 2007 are as follows:

Amounts are expressed in thousands of dollars

	Notional	Assets	Liabilities
U.S. Treasury Futures	29,600	$ -	$ 152
Purchase of TBAs	17,262	$ 232	$ -
Sale of TBAs	17,222	$ -	$ 324

Clearing Arrangements
Oppenheimer has a clearing arrangement with Pershing LLC to clear certain transactions in foreign securities. The clearing broker has the right to charge Oppenheimer for losses that result from a client's failure to fulfill its contractual obligations. Oppenheimer has a relationship with R.J. O'Brien & Associates which maintains an omnibus account on behalf of Oppenheimer and executes commodities transactions on all exchanges. Accordingly, Oppenheimer has credit exposures with these clearing brokers. The clearing brokers can rehypothecate the securities held on behalf of Oppenheimer. As the right to charge Oppenheimer has no maximum amount and applies to all trades executed through the clearing brokers, Oppenheimer believes there is no maximum amount assignable to this right. At December 31, 2007, Oppenheimer had recorded no liabilities with regard to this right. Oppenheimer's policy is to monitor the credit standing of these clearing brokers, all counterparties and all clients with which it conducts business.

13. Related Party Transactions

During the year ended December 31, 2007, Oppenheimer made distributions to the Parent in order to fund the Parent's obligations. Oppenheimer intends to continue to do so in the future.

14. Subsequent Events

Acquisition

On January 14, 2008, the Company acquired CIBC World Markets' U.S. Investment Banking, Corporate Syndicate, Institutional Sales and Trading, Equity Research, Options Trading and a portion of the Debt Capital Markets business which includes Convertible Bond Trading, Loan Syndication and Trading, High Yield Origination and Trading as well as CIBC Israel Ltd. (the "New Capital Markets Business"). The New Capital Markets Business employs over 600 people and, based on CIBC's most recently published results, produced over $400 million in revenue for the year ended October 31, 2007. The closing of the acquisition of related operations in Asia and the UK is expected to close at a later time, subject to regulatory approval. The acquisition significantly increases the Company's penetration in capital markets activities.

The purchase price for the transaction is comprised of (1) an earn-out based on the annual performance of the combined Capital Markets Division of the Company and the acquired businesses for the calendar years 2008 through 2012, (in no case to be less than $5 million per year) to be paid in the first quarter of 2013 (the "Earn-Out Date"). On the Earn-Out Date, 25% of the earn-out will be paid in cash and the balance may be paid, at the Parent's option, in any combination of cash, the Parent's Class A Shares (at the then prevailing market price) and/or debentures to be issued by the Parent payable in two equal tranches – 50% one year after the Earn-Out Date and the balance two years after the Earn-Out Date, (2) warrants to purchase 1,000,000 Class A non-voting shares of the Parent at $48.62 per share exercisable five years from closing, 3) cash consideration at closing equal to the fair market value of certain inventories in the amount of $48.2 million, and (4) a payment in the amount of $2.5 million for office facilities. The acquisition will be accounted for using the purchase method. As part of the transaction, Viner borrowed $100 million from CIBC in the form of a five-year subordinated loan, to support the newly acquired businesses.

PRICEWATERHOUSECOOPERS

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In planning and performing our audit of the consolidated financial statements of Oppenheimer & Co. Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17; and
2) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations.

The Company had no customers with foreign futures and foreign options during the year, therefore we have not made a study of the practices and procedures followed by the Company in making the daily computation as required pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

PRICEWATERHOUSECOOPERS

costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END